UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 23rd July, 2019	By	/s/ Augustine Quadros
Name: Augustine Quadros
Title: Senior Executive Vice President - Legal & Secretarial

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated 22nd July, 2019 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Financial Result of the Bank for quarter ended 30th June, 2019.

Exhibit I

July 22, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Unaudited Financial Results of the Bank for the quarter ended June 30, 2019

We enclose herewith the Unaudited Standalone and Consolidated Financial Results of the Bank for the first quarter ended June 30, 2019, segment reporting, Press Release and the report of the Statutory Auditor in this regard. The results were duly approved by the Board of Directors at its meeting held on July 20, 2019.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Augustine Quadros

Senior Executive Vice President- Legal & Secretarial

Encl: As above

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2019

					(₹ in lacs)
		Quarter ended			Year ended 31.03.2019
		30.06.2019	31.03.2019	30.06.2018
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2739159	2633325	2254898	9897205
	a) Interest / discount on advances / bills	2180469	2101949	1739073	7754419
	b) Income on Investments	524779	504692	458929	1999746
	c) Interest on balances with Reserve Bank of India and other inter bank funds	17520	11150	33238	63570
	d) Others	16391	15534	23658	79470
2	Other Income	497025	487121	381806	1762587
3	Total Income (1)+(2)	3236184	3120446	2636704	11659792
4	Interest Expended	1409734	1324376	1173541	5072883
5	Operating Expenses (i)+(ii)	711726	711710	598388	2611937
	i) Employees cost	221738	207440	181051	776176
	ii) Other operating expenses	489988	504270	417337	1835761
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2121460	2036086	1771929	7684820
7	Operating Profit before Provisions and Contingencies (3)-(6)	1114724	1084360	864775	3974972
8	Provisions (other than tax) and Contingencies	261366	188922	162937	755008
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	853358	895438	701838	3219964
11	Tax Expense	296542	306926	241694	1112150
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	556816	588512	460144	2107814
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	556816	588512	460144	2107814
15	Paid up equity share capital (Face Value of ₹2/- each)	54656	54466	52083	54466
16	Reserves excluding revaluation reserves				14866166
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.9%	17.1%	14.6%	17.1%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹2/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	20.4	21.6	17.7	78.6
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	20.2	21.4	17.5	77.9
	(iv) NPA Ratios
	(a) Gross NPAs	1176895	1122416	953862	1122416
	(b) Net NPAs	356718	321452	290710	321452
	(c) % of Gross NPAs to Gross Advances	1.40%	1.36%	1.33%	1.36%
	(d) % of Net NPAs to Net Advances	0.43%	0.39%	0.41%	0.39%
	(v) Return on assets (average) - not annualized	0.46%	0.51%	0.44%	1.90%

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

					(₹ in lacs)
Particulars		Quarter ended			Year ended 31.03.2019
		30.06.2019	31.03.2019	30.06.2018
		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	629192	590094	528532	2357648
b)	Retail Banking	2492929	2401535	2040059	8922234
c)	Wholesale Banking	1505961	1457003	1237905	5456354
d)	Other Banking Operations	442965	424596	327863	1529943
e)	Unallocated	66	—	—	5278
	Total	5071113	4873228	4134359	18271457
	Less: Inter Segment Revenue	1834929	1752782	1497655	6611665

	Income from Operations	3236184	3120446	2636704	11659792

2	Segment Results
a)	Treasury	78153	59218	5045	130576
b)	Retail Banking	306714	317451	314468	1179627
c)	Wholesale Banking	332143	372483	315585	1422412
d)	Other Banking Operations	179647	191256	117238	679153
e)	Unallocated	(43299)	(44970)	(50498)	(191804)

	Total Profit Before Tax	853358	895438	701838	3219964

3	Segment Assets
a)	Treasury	35599098	34876621	30170308	34876621
b)	Retail Banking	44127240	42879092	38606584	42879092
c)	Wholesale Banking	40735586	40874972	34681446	40874972
d)	Other Banking Operations	5405812	5085471	3994672	5085471
e)	Unallocated	657549	737915	587899	737915

	Total	126525285	124454071	108040909	124454071

4	Segment Liabilities
a)	Treasury	4383589	6143885	5869806	6143885
b)	Retail Banking	76191655	73229496	62955796	73229496
c)	Wholesale Banking	27439197	27188713	25546051	27188713
d)	Other Banking Operations	542429	535706	429847	535706
e)	Unallocated	2404606	2435639	2472402	2435639

	Total	110961476	109533439	97273902	109533439

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	31215509	28732736	24300502	28732736
b)	Retail Banking	(32064415)	(30350404)	(24349212)	(30350404)
c)	Wholesale Banking	13296389	13686259	9135395	13686259
d)	Other Banking Operations	4863383	4549765	3564825	4549765
e)	Unallocated	(1747057)	(1697724)	(1884503)	(1697724)

	Total	15563809	14920632	10767007	14920632

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities as at June 30, 2019 is given below:

			(₹ in lacs)
Particulars	As at 30.06.2019	As at 30.06.2018	As at 31.03.2019
CAPITAL AND LIABILITIES	Unaudited	Unaudited	Audited
Capital	54656	52083	54466
Reserves and Surplus	15509153	10714924	14866166
Deposits	95455371	80578532	92314093
Borrowings	10089412	12102431	11708513
Other Liabilities and Provisions	5416693	4592939	5510833

Total	126525285	108040909	124454071

ASSETS
Cash and Balances with Reserve Bank of India	5771133	3958878	4676362
Balances with Banks and Money at Call and Short notice	2645660	1190508	3458401
Investments	29850324	27567865	29058788
Advances	82972981	70864869	81940122
Fixed Assets	402627	357615	403001
Other Assets	4882560	4101174	4917397

Total	126525285	108040909	124454071

2

The above financial results have been approved by the Board of Directors at its meeting held on July 20, 2019. The financial results for the quarter ended June 30, 2019 have been subjected to a “Limited Review” by the statutory auditors of the Bank. The report thereon is unmodified. The financial results for the quarter ended June 30, 2018 and the year ended March 31, 2019 were subjected to limited review and audit respectively by another firm of chartered accountants.

3

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2019.

4

The figures for the quarter ended March 31, 2019 are the balancing figures between audited figures in respect of the financial year 2018-19 and the published year to date figures upto December 31, 2018.

5

The shareholders of the Bank, at its Annual General Meeting held on July 12, 2019 have approved the sub-division (split) of one equity share of the Bank from nominal value of ₹2/- each into 2 equity shares of nominal value of ₹1/- each. The record date for the sub-division is September 20, 2019.

6

The shareholders of the Bank, at its Annual General Meeting held on July 12, 2019 have approved a dividend of ₹15 per share (previous year : ₹13 per share) for the year ended March 31, 2019. The Board of Directors at its meeting held on July 20, 2019 has declared a special interim dividend of ₹5 per share to commemorate 25 years of the Bank’s operations. Effect of the said dividends has been reckoned in determining capital funds in the computation of the capital adequacy ratio.

7	During the quarter ended June 30, 2019, the Bank allotted 95,05,661 shares pursuant to the exercise of options under the approved employee stock option schemes.
8

Other income relates to income (including commission) from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

9	Other operating expenses include commission paid to sales agents of ₹719.83 crore (previous period: ₹737.22 crore) for the quarter ended June 30, 2019.
10	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
11	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai	Aditya Puri
Date : July 20, 2019	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2019

		(₹ in lacs)

		Quarter ended			Year ended 31.03.2019
		30.06.2019	31.03.2019	30.06.2018
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2917645	2804505	2397867	10516075
	a) Interest / discount on advances / bills	2356050	2272760	1881008	8373616
	b) Income on Investments	525042	502759	458945	1992475
	c) Interest on balances with Reserve Bank of India and other inter bank funds	18319	11928	33490	66062
	d) Others	18234	17058	24424	83922
2	Other Income	514800	521543	402139	1894705
3	Total Income (1)+(2)	3432445	3326048	2800006	12410780
4	Interest Expended	1497715	1406156	1241337	5371269
5	Operating Expenses (i)+(ii)	759813	755210	633806	2769476
	i) Employees cost	301745	272818	246813	1045115
	ii) Other operating expenses	458068	482392	386993	1724361
6	Total Expenditure (4)+(5) (excluding Provisions & Contingencies)	2257528	2161366	1875143	8140745
7	Operating Profit before Provisions and Contingencies (3)-(6)	1174917	1164682	924863	4270035
8	Provisions (Other than tax) and Contingencies	291434	206352	182870	838218
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	883483	958330	741993	3431817
11	Tax Expense	314403	327278	259980	1187255
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	569080	631052	482013	2244562
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	569080	631052	482013	2244562
15	Less: Share of Profit / (Loss) of minority shareholders	1474	971	1178	11318
16	Consolidated Net Profit / (Loss) for the period (14)-(15)	567606	630081	480835	2233244
17	Paid up equity share capital (Face Value of ₹2/- each)	54656	54466	52083	54466
18	Reserves excluding revaluation reserves				15312800
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹2/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	20.8	23.2	18.5	83.3
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	20.6	22.9	18.3	82.5

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments is as under:

					(₹ in lacs)

		Quarter ended			Year ended 31.03.2019
		30.06.2019	31.03.2019	30.06.2018
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	629192	590094	528532	2357648
b)	Retail Banking	2492929	2401535	2040059	8922234
c)	Wholesale Banking	1505961	1457003	1237905	5456354
d)	Other banking operations	639226	630197	491165	2280931
e)	Unallocated	66	—	—	5278
	Total	5267374	5078829	4297661	19022445
	Less: Inter Segment Revenue	1834929	1752781	1497655	6611665

	Income from Operations	3432445	3326048	2800006	12410780

2	Segment Results
a)	Treasury	78153	59218	5045	130576
b)	Retail Banking	306714	317451	314468	1179627
c)	Wholesale Banking	332143	372483	315585	1422412
d)	Other banking operations	209772	254148	157393	891006
e)	Unallocated	(43299)	(44970)	(50498)	(191804)

	Total Profit Before Tax and Minority Interest	883483	958330	741993	3431817

3	Segment Assets
a)	Treasury	35599098	34876621	30170308	34876621
b)	Retail Banking	44127240	42879092	38606584	42879092
c)	Wholesale Banking	40735586	40874972	34681446	40874972
d)	Other banking operations	10385483	9911971	7994582	9911971
e)	Unallocated	657548	737915	587899	737915

	Total	131504955	129280571	112040819	129280571

4	Segment Liabilities
a)	Treasury	4383589	6143885	5869806	6143885
b)	Retail Banking	76191655	73229496	62955796	73229496
c)	Wholesale Banking	27439197	27188713	25546051	27188713
d)	Other banking operations	5018454	4865392	4050476	4865392
e)	Unallocated	2404605	2435640	2472402	2435640

	Total	115437500	113863126	100894531	113863126

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	31215509	28732736	24300502	28732736
b)	Retail Banking	(32064415)	(30350404)	(24349212)	(30350404)
c)	Wholesale Banking	13296389	13686259	9135395	13686259
d)	Other banking operations	5367029	5046578	3944106	5046578
e)	Unallocated	(1747057)	(1697724)	(1884503)	(1697724)

	Total	16067455	15417445	11146288	15417445

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes:

1	Consolidated Statement of Assets and Liabilities as at June 30, 2019 is given below:

			(₹ in lacs)

Particulars	As at 30.06.2019	As at 30.06.2018	As at 31.03.2019
CAPITAL AND LIABILITIES	Unaudited	Unaudited	Audited
Capital	54656	52083	54466
Reserves and Surplus	15961900	11058587	15312800
Minority Interest	50899	35618	50179
Deposits	95377430	80535395	92250268
Borrowings	14367983	15531734	15773278
Other Liabilities and Provisions	5692087	4827402	5839580

Total	131504955	112040819	129280571

ASSETS
Cash and balances with Reserve Bank of India	5775699	3961258	4680459
Balances with Banks and Money at Call and Short notice	2751460	1237596	3501305
Investments	29462525	27152152	28691768
Advances	88093871	75138575	86922266
Fixed Assets	421257	377431	421984
Other Assets	5000143	4173807	5062789

Total	131504955	112040819	129280571

2

The above financial results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on July 20, 2019. The financial results for the quarter ended June 30, 2019 have been subjected to a “Limited Review” by the statutory auditors of the Bank. The report thereon is unmodified. The financial results for the year ended March 31, 2019 were audited by another firm of chartered accountants.

3

The above financial results are prepared in accordance with Section 133 of Companies Act, 2013 read with relevant rules issued thereunder and Regulation 33 of Securities and Exchange Board of India (SEBI) (Listing Obligation and Disclosure Requirements, 2015).

4

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2019.

5

The figures for the quarter ended March 31, 2019 are the balancing figures between audited figures in respect of the financial year 2018-19 and the unaudited year to date figures upto December 31, 2018. The financial results for the quarter ended June 30, 2018 are not reviewed / audited by the statutory auditors.

6

In accordance with RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

7	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
8	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai Date : July 20, 2019	Aditya Puri Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2019

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2019, at their meeting held in Mumbai on Saturday, July 20, 2019. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2019

The Bank’s total income for the quarter ended June 30, 2019 at ₹32,361.8 crore grew by 22.7% from ₹26,367.0 crore for the quarter ended June 30, 2018. Net revenues (net interest income plus other income) increased by 24.8% to ₹18,264.5 crore for the quarter ended June 30, 2019 from ₹14,631.6 crore in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2019 grew by 22.9% to ₹13,294.3 crore, from ₹10,813.6 crore for the quarter ended June 30, 2018, driven by asset growth and a core net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) at ₹4,970.3 crore was 27.2% of the net revenues for the quarter ended June 30, 2019 and grew by 30.2% over ₹3,818.1 crore in the corresponding quarter ended June 30, 2018. The four components of other income for the quarter ended June 30, 2019 were fees & commissions of ₹3,551.6 crore (₹3,171.0 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹576.7 crore (₹499.6 crore for the corresponding quarter of the previous year), gain on revaluation / sale of investments of ₹212.0 crore (loss of ₹283.2 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹630.0 crore (₹430.7 crore for the corresponding quarter of the previous year).

Operating expenses for the quarter ended June 30, 2019 were ₹7,117.3 crore, an increase of 18.9% over ₹5,983.9 crore during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was at 39.4% as against 40.1% for the corresponding quarter ended June 30, 2018.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Provisions and contingencies for the quarter ended June 30, 2019 were ₹2,613.7 crore as against ₹1,629.4 crore for the quarter ended June 30, 2018. The key components therein for the quarter ended June 30, 2019 were specific loan loss and contingent provisions of ₹2,413.5 crore (as against ₹1,432.2 crore for the corresponding quarter of the previous year) and general provisions ₹200.2 crore (as against ₹183.2 crore for the corresponding quarter of the previous year). General provisions include additional provisions of ₹85.9 crore for standard advances to the NBFC / HFC sector. Profit before tax (PBT) for the quarter ended June 30, 2019 was up 21.6% to ₹8,533.6 crore. After providing ₹2,965.4 crore for taxation, the Bank earned a net profit of ₹5,568.2 crore, an increase of 21.0% over the quarter ended June 30, 2018.

Balance Sheet: As of June 30, 2019

Total balance sheet size as of June 30, 2019 was ₹1,265,253 crore as against ₹1,080,409 crore as of June 30, 2018.

Total deposits as of June 30, 2019 were ₹954,554 crore, an increase of 18.5% over June 30, 2018. CASA deposits grew by 12.8% with savings account deposits at ₹253,338 crore and current account deposits at ₹125,663 crore. Time deposits were at ₹575,553 crore, an increase of 22.5% over the previous year, resulting in CASA deposits comprising 39.7% of total deposits as of June 30, 2019. The Bank’s continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 126%, well above the regulatory requirement.

Total advances as of June 30, 2019 were ₹829,730 crore, an increase of 17.1% over June 30, 2018. Advances to the vehicle loan segment, where sales volumes have seen some moderation, grew at 8.3% over the previous year. Domestic advances grew by 17.9% over June 30, 2018. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 16.5% and domestic wholesale loans grew by 19.6%. The domestic loan mix as per Basel 2 classification between retail:wholesale was 54:46. Overseas advances constituted 3% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 16.9% as on June 30, 2019 (14.6% as on June 30, 2018) as against a regulatory requirement of 11.075% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.20% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 15.6% as of June 30, 2019 compared to 13.1% as of June 30, 2018. Common Equity Tier 1 Capital ratio was at 14.8% as of June 30, 2019. Risk-weighted Assets were at ₹965,635 crore (as against ₹844,894 crore as at June 30, 2018).

DIVIDEND

The Board of Directors has declared a special interim dividend of ₹5 per equity share of ₹2 to commemorate 25 years of the Bank’s operations.

NETWORK

As of June 30, 2019, the Bank’s distribution network was at 5,130 banking outlets and 13,395 ATMs across 2,764 cities / towns as against 4,804 banking outlets and 12,808 ATMs across 2,700 cities / towns as of June 30, 2018. Of the total banking outlets, 53% are in semi-urban and rural areas. Number of employees were at 104,154 as of June 30, 2019 (as against 89,550 as of June 30, 2018).

ASSET QUALITY

Gross non-performing assets were at 1.40% of gross advances as on June 30, 2019 (1.17% excluding NPAs in the agricultural segment) as against 1.33% as on June 30, 2018 (1.09% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.4% of net advances as on June 30, 2019. The Bank held floating provisions of ₹1,451 crore as on June 30, 2019. Total provisions (comprising specific provisions, general provisions and floating provisions) were 115% of the gross non-performing loans as on June 30, 2019.

SUBSIDIARIES

The financial results of the Bank’s subsidiary companies have been prepared in accordance with notified Indian Accounting Standards (‘Ind-AS’).

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on June 30, 2019, the Bank held 97.3% stake in HSL.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

For the quarter ended June 30, 2019, HSL’s total income was ₹189.3 crore as against ₹193.5 crore for the quarter ended June 30, 2018. Profit after tax before other comprehensive income for the quarter was ₹66.5 crore, as against ₹72.6 crore in the previous quarter.

As on June 30, 2019 HSL had 269 branches across 161 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-bank finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on June 30, 2019, the Bank held 95.5% stake in HDBFSL.

As on June 30, 2019, HDBFSL’s balance sheet size was at ₹58,833 crore. The gross loan book grew by 22.7% to ₹56,287 crore as on June 30, 2019 (as against ₹45,889 crore as of June 30, 2018).

For the quarter ended June 30, 2019, HDBFSL’s net interest income grew by 12.9% to ₹962.7 crore (as against ₹852.4 crore in the previous quarter). Profit after tax before other comprehensive income for the quarter ended June 30, 2019 was ₹221.9 crore compared to ₹228.0 crore in the previous quarter.

As on June 30, 2019, HDBFSL had 1,381 branches across 996 cities / towns.

Gross impaired loans were at 2.3% of gross loans and net impaired loans were at 1.7% of net loans as on June 30, 2019. Total CAR was at 18.1% with Tier-I CAR at 12.5%.

CONSOLIDATED FINANCIAL RESULTS

The Bank’s consolidated financial results include the financial results of its subsidiary companies based on the recognition and measurement principles as per Indian GAAP.

The consolidated net profit for the quarter ended June 30, 2019 was ₹5,676 crore, up 18.0%, over the quarter ended June 30, 2018. Consolidated advances grew by 17.2% from ₹751,386 crore as on June 30, 2018 to ₹880,939 crore as on June 30, 2019.

Note:

₹ = Indian Rupees

1 crore = 10 million

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

ajit.shetty@hdfcbank.com